Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Westmoreland Coal Company:
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 the Registration Statement (Form S-1 No. 333-175254) of Westmoreland Coal Company for the resale, from time to time, by a selling security of up to 425,000 shares of Westmoreland Coal Company common stock, and to the incorporation by reference therein of our report dated March 11, 2011 with respect to the consolidated financial statements and schedule of Westmoreland Coal Company, and the effectiveness of internal control over financial reporting of Westmoreland Coal Company dated March 11, 2011 included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP Ernst & Young LLP
Denver, Colorado
August 5, 2011